DFR
Av. Presidente Vargas, 409 - 9° andar
1-003 - Rio de Janeiro - RJ - BR
(21) 2514-6326 - Fax: (21) 2242-2694

Eletrobrás 


03022398

CTA-DFR-407/03
Ref.


Eletrobrás
TRABALHANDO COM ENERGIA

SUPPL

Rio de Janeiro, April 30th, 2003


SEC MAIL PROCESSING
RECEIVED
MAY 27 2003
WASH. D.C. 181 SECTION

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549 – USA

At.: Division of Corporation Finance

Re: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 for Centrais Elétricas Brasileiras S.A. - ELETROBRÁS (File nº 82-3939)

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) (the "Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copy of ANNOUNCEMENT OF MEETING published on April 30th, 2003.

With regards,

dlw 6/6

MARY-ANNIE CAIRNS GUERRERO
Head of Funding and Investor Relations Department

ELETROBRÁS - Centrais Elétricas Brasileiras S.A.

Ministry of Mines and Energy

ANNOUNCEMENT OF MEETING

139th Extraordinary Shareholders' Meeting

ELETROBRÁS´ shareholders are invited to the Extraordinary Shareholders' Meeting to be held on the company's main office, at Setor de Autarquias Norte, Rua Dois, Edifício da Petrobrás, 4th floor, Brasília, Distrito Federal, on May 16th, 2003, at 10:00 a.m., for the Extraordinary Shareholders' Meeting, to discuss the following subjects:

1. Proposal from the Administration for capital increase, based on the established by article 199, of Law 6.404, dated December 15, 1976, in the amount of R$ 173,000,000.00, without issuance of new shares, with the consequent alteration in article 6th of the Company's By-laws, in order to adapt it to the new number representing the capital stock of Eletrobrás, from R$ 20,612,195,909.50 to R$ 20,785,195,909.50;

The participation in such meeting will be conditioned to the delivery, at ELETROBRÁS office, of a declaration issued by the depositary institution, stating the condition of shareholder. Such delivery must take place until May 14th, 2003, at Departamento de Captação de Recursos e Relações com Investidores - DFR, Divisão de Relações com Investidores - DFRM, at Avenida Presidente Vargas, 409 – 9th floor, Rio de Janeiro, RJ, from 8:00 a.m. to 12:00 a.m. and from 2:00 p.m. to 5:00 p.m.

Brasília, April 16th, 2003.

DILMA VANA ROUSSEFF
President of the Administration Council